Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratios)

Ratio of Earnings to Fixed Charges:

	Fiscal Year Ended
	Dec 29, 2012	Dec 31, 2011	Dec 25, 2010	Dec 26, 2009	Dec 27, 2008
Interest expense	$175	$180	$199	$438	$391
Capitalized interest	—	—	—	1	9
Estimated interest portion of rent expense	14	16	16	20	28
Class B preferred accretion	—	—	—	72	—

Fixed charges	$189	$196	$215	$531	$428

Income (loss) from continuing operations before equity income (loss) and dilution in investees, income taxes and noncontrolling interest	$(1,217)	$(1)	$971	$408	$(2,344)
Fixed charges	189	196	215	531	428
Less: Class B preferred accretion	—	—	—	(72)	—
Less: interest charges capitalized	—	—	—	(1)	(9)

Earnings (loss)	$(1,028)	$195	$1,186	$866	$(1,925)

Ratio of earnings to fixed charges	*	*	5.52	1.63	*

*	For the years ended December 29, 2012, December 31, 2011 and December 27, 2008, earnings were insufficient to cover fixed charges by approximately $1.0 billion, $1 million and $2.4 billion, respectively.